November 17, 2014

VIA EDGAR TRANSMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Steven Madden, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 000-23702

Dear Ms. Jenkins:

On behalf of Steven Madden, Ltd. (the “Company”), set forth below is our response to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated November 4, 2014 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. For the Commission’s convenience, the Company has also included the text of the comments below. In response to the Commission’s letter, for each of the comments in the letter we address the comment and when applicable we propose draft disclosures.

General

1.	We note from the website of Landmark Group that it carries your footwear brand and that it operates in Sudan. We also are aware of news reports indicating that Landmark Group may operate in Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us whether Landmark Group or any other party has distributed or sold your products in Sudan and Syria.

Company Response

We acknowledge the Staff’s comment and advise that the Company does transact business with an affiliate of the Landmark Group, RNA Resources Group Limited (“RNA”), under an exclusive license and distribution arrangement pursuant to which RNA and its affiliates distribute the Company’s footwear and accessories in the territory comprised solely of the U.A.E., Qatar, Kuwait and Bahrain. This is evidenced on Landmark Group’s website by its description with respect to the Steve Madden brand (under the tabs Retail/Shoe Mart International/Introduction), which states “Steve Madden is America’s most successful shoe designer. Steve Madden offers customers a wide range of fashionable shoes and handbags. The International Footwear division operates 20 stores in the U.A.E., Qatar, Bahrain and Kuwait.”

Ms. Tia L. Jenkins	November 17, 2014
Senior Assistant Chief Accountant

Management of the Company has confirmed with RNA that neither RNA nor any of its affiliates has sold Steve Madden products outside of the designated territory and, to management’s knowledge, no other party has sold our products in Sudan or Syria.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 22
Results of Operations, page 24

2.	We note in your Proxy Statement filed on April 10, 2014 that the annual performance-based cash bonuses for certain of your Named Executive Officers are tied to the Company’s EBITDA and EBIT. Please confirm that you will identify and discuss key performance indicators in future filings or explain to us why you believe that such disclosure is not required. Refer to Section III of SEC Release 33-8350.

Company Response

We acknowledge the Staff’s comment and advise that, in response to the Staff’s request, in future filings we will identify and discuss key performance indicators in our MD&A.

Liquidity and Capital Resources, page 27

3.	We note on page F-25 that your fiscal 2013 foreign income before income taxes was 40% of your total income before income taxes, and that the percentage of your foreign income has been increasing over the past three years. We further note on page F-27 that you had approximately $42.8 million of indefinitely reinvested earnings of foreign subsidiaries as of December 31, 2013. If these foreign earnings are repatriated, they may be subject to U.S. income taxes and foreign withholding taxes. To the extent you have cash and cash equivalents and short-term investments held by foreign subsidiaries, please tell us and provide draft disclosure to be included in future filings of the amount of foreign cash and cash equivalents and short-term investments, and the potential income tax consequences of repatriating your undistributed earnings for which you have not already recorded a deferred tax liability. To the extent you do not intend to repatriate funds, please state this assertion in your disclosure. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Company Response

We acknowledge the Staff’s comment and advise that, in response to the Staff’s request, we will disclose in future filings, within our discussion on Liquidity and Capital Resources of our MD&A, the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries as well as comparable disclosure to that provided in Note N of the Company’s Consolidated Financial Statements relating to Income Taxes. In addition, the Company will include a statement that we would need to accrue and pay taxes if any portion of the amounts considered indefinitely reinvested were to be repatriated as well as an affirmative statement that we do not intend to repatriate such funds.

Ms. Tia L. Jenkins	November 17, 2014
Senior Assistant Chief Accountant

Our draft disclosure that we intend to include in future filings is as follows:

“Cash, cash equivalents and short-term investments totaled $200,866 and $185,062 at December 31, 2013 and December 31, 2012, respectively. Of the total cash, cash equivalents and short-term investments at December 31, 2013, $124,671, or approximately 62%, was held in our foreign subsidiaries and of the total cash, cash equivalents and short-term investments at December 31, 2012, $65,421, or approximately 35%, was held in our foreign subsidiaries. To date, deferred taxes have been estimated and accrued for all of our foreign subsidiary earnings that have not been determined to be indefinitely reinvested. As of December 31, 2013 and 2012, the cumulative total amount of earnings considered to be indefinitely reinvested of our foreign subsidiaries was $42,750 and $27,100, respectively. If such amounts were not indefinitely reinvested, the Company would incur approximately $9,600 in taxes that were not previously provided for in our consolidated statement of operations. Management believes that our existing domestic and international cash, cash equivalents, short-term investments and cash flows from operations, which are not considered to be indefinitely reinvested, continue to be sufficient to fund our domestic operating activities. Therefore, we do not intend, nor do we foresee a need, to repatriate foreign earnings of $42,750 as of December 31, 2013, that were considered to be indefinitely reinvested and we do not believe there are any material implications or restrictions on our liquidity as a result of having a significant portion of our cash, cash equivalents and short-term investments held by our foreign subsidiaries.

Notes to Consolidated Financial Statements, page F-8
Note A - Summary of Significant Accounting Policies, page F-8
[13] Revenue Recognition, page F-10

4.	Please tell us whether your wholesale customers have the right to return goods and, if so, confirm to us that you record an estimate for anticipated returns when sales are recorded. Also confirm to us that you will revise your revenue recognition disclosure in future filings to clarify your wholesale customers’ return rights and your policy for estimating returns on wholesale sales; and provide us with your draft disclosure in your response letter.

Company Response

Pursuant to the Company’s policy with its wholesale customers, these customers (with the exception of those purchasing cold weather accessories) are generally not allowed to return product unless there are product quality issues. In the event of such returns, we charge back to the vendors supplying the products the cost of the product including duty and freight. We confirm to the Staff that we record sales of cold weather accessories to wholesale customers net of estimated returns which estimates are based on historical experience. We have already provided revised revenue recognition disclosure in the Company’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 as filed on November 6, 2014, as set forth below, and will continue to provide comparable disclosure in future filings:

Ms. Tia L. Jenkins	November 17, 2014
Senior Assistant Chief Accountant

“With the exception of our cold weather accessories business, we do not accept returns from our wholesale customers unless there are product quality issues, which we charge back to the vendors. Sales of cold weather accessories to wholesale customers are recorded net of returns which are estimated based on historical experience. Such amounts have historically not been material. “

Note O - Commitments, Contingencies and Other, page F-27
[7] Valuation and qualifying accounts, page F-32

5.	We note that you combine your separate allowance accounts and also only present the net reductions or increases for each year presented. For the three fiscal years presented, please separately provide us with the total additions, total deductions and balances for your allowance for doubtful accounts and your other accounts receivable allowances, including: chargebacks, discounts, markdowns and returns, as applicable. Please tell us why you have not provided a disaggregated presentation of the activity within the allowance accounts.

Company Response

We acknowledge the Staff’s comment and, in response thereto, we provide below disaggregated detail for total additions, total deductions and balances for our allowance for doubtful accounts and other accounts receivable allowances, including chargebacks, discounts, markdowns and returns, as applicable. The disaggregated presentation was not provided in prior years due to the relative immaterial amount of the allowance balances for doubtful accounts, chargebacks and returns. This is illustrative of similar disclosure that will be included in future filings.

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Year ended December 31, 2013
Allowance for doubtful accounts	30,000	399,000	310,000	119,000
Allowance for chargebacks	18,108,335	41,812,219	42,880,423	17,040,131
Returns*	4,298,665	702,393	1,748,189	3,252,869
Year ended December 31, 2012
Allowance for doubtful accounts	62,000	153,000	185,000	30,000
Allowance for chargebacks	15,954,733	36,885,097	34,731,495	18,108,335
Returns*	2,202,267	3,257,210	1,160,812	4,298,665
Year ended December 31, 2011
Allowance for doubtful accounts	51,000	103,000	92,000	62,000
Allowance for chargebacks	13,650,789	43,848,558	41,544,614	15,954,733
Returns*	0	2,803,094	600,827	2,202,267

*The return reserve does not take into consideration the company’s ability to resell returned products.

Ms. Tia L. Jenkins	November 17, 2014
Senior Assistant Chief Accountant

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 In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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The Company welcomes the opportunity to discuss any aspect of this letter with you further. Should there be questions regarding our responses or should the Staff require additional information, please contact the undersigned at (718)308-2215 or the Company’s counsel, Michele Vaillant, Esq. of McCarter & English, LLP, at (973) 639-2011.

Very truly yours,

/s/ Arvind Dharia
Arvind Dharia
Chief Financial Officer

cc: John Archfield, Staff Accountant, United States Securities and Exchange Commission

      Myra Moosariparambil, Staff Accountant, United States Securities and Exchange Commission